http://www.roastmagazine.com/resources/NavOrigins/NavOrig06_3_MayJun.pdf

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El Salvador is more than a country where coffee happens to be grown—in many ways, it is a country created on coffee, as the crop is heavily woven into El Salvador’s history, culture, economy and ecology. According to Patricia Valiente-Reyes, general manager for the Itzalco Specialty Coffee Association and a fourth-generation coffee producer. “Coffee is the agricultural product that defines Salvadoran culture; the economic resource that transformed the social history of our country and the source of employment that strengthens and protects life in El Salvador.”

Coffee has a long history in El Salvador, as the first coffee was believed to have arrived there from the Caribbean as early as 1740. Although coffee was grown in the western part of the country for a long period, production did not rise until 1850s and later. The country shipped its first bags of coffee to Europe in 1856, and by the ‘70s, El Salvador was ranked fourth among coffee export countries, harvesting 3.5 million coffee bags.

The Coffee

With such a long history of coffee, it is not surprising that El Salvador knows how to produce a good cup. Coffee flavors range from caramel and chocolate to berries and florals. El Salvador’s top quality coffees have been variously described by world-class cuppers as balanced, with vibrant, berry-like, chocolate and floral notes and bright acidity. The coffees are consistent and creamy, with flavors of vanilla and caramel, a good body and a chunky aroma. The country’s climate is well-suited for creating delicious coffees, with its six-monthlong wet and dry seasons, various mountain ranges and volcanoes, and extensive shade canopy. The majority of coffee is grown on volcanic slopes, which experts believe plays a substantial role in the flavor of the coffee. “The well-drained mineral-rich volcanic soil is perhaps the biggest contributor to the unique flavor of El Salvador coffee,” says Paul Songer of Songer and Associates, Inc., and a member of the Alliance for Coffee Excellence advisory board. “This soil not only provides the minerals that ensure a healthy tree capable of producing necessary sugar and other flavor components, but also increases capacity to retain a reasonable amount of moisture during the dry season while avoiding waterlogged roots during the rainy season.”

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Coffee is grown in five geographical areas of the country, which differ from one another mainly in terms of altitude and flavor characteristics.

• Apaneca-Ilamatepec Mountain Range— Located in the western region, with altitudes ranging from 1,640 to 6,561 feet.

• Central Belt—Comprising the Balsamo Mountain Range and the San Salvador Volcano, with altitudes of 1,540 to 4,920 feet.

• Chinchontepec or San Vicente Volcano— Altitudes are 1,640 to 3,280 feet, with the San Vicente Volcano rising to 7,155 feet.

• Cacahuatique Mountain Range—Ranges in altitudes from 1,640 to 4,920 feet.

• Tecapa-Chinchontepec Mountain Range—

Various altitudes, from 1,640 to 4,920 feet and up. The San Miguel or Chaparrastique Volcano is the highest peak with an elevation of 7,017 feet.

Cultivation & Processing

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El Salvador produces only arabica coffees, mostly traditional varieties such as bourbon and pacas. Some hybrids—including pacamara, caturra, catuai and catisic—are also grown, but in very small amounts. It is estimated that there are some 23,000 coffee growers in the country, about 87 percent of which are small farmers, with farms of 19 hectares or less. Many focus on organic and bird-friendly growing procedures.

In addition, most farms are diverse, producing a variety of fruits, vegetables and flowers in addition to coffee. The diversity of wildlife and plant life extends beyond coffee in El Salvador. A project called the Coffee and Biodiversity Project, funded by the UK Government’s Darwin Initiative and The Natural History Museum (NHM) of London, studied Salvadoran coffee farms. There, they found a total of 188 bird species, 31 mammal species, 26 reptile species, eight amphibians and 230 tree and plant species. Recently, scientists for NHM of London discovered four new species of wasps.

El Salvador has a strong coffee infrastructure, designed to help producers create the best possible crop. Plantations and mills are near each other; thus, coffee is often hand-picked and de-pulped the same day. Strong sunlight allows the coffee to be patio-dried. “The excellence of Salvadoran coffee is the end result of the personalized manner in which our coffee is treated,” says Carolina Padilla, Cup of Excellence coordinator and a member of the Salvadoran Coffee Council. “In El Salvador, coffee farming is an artisan skill, not an impersonal task. Local workers acquired these skills from past generations and zealously keep them as a secret. Thus, our coffee has a deep human connection that is rare in today’s coffee world.”

Progress

In recent years, the country has experienced something of a renaissance around quality, sustainability and customer service. “There has been a tremendous amount of investment and change in the training on key areas such as quality sustainability, cupping and marketing,” says Padilla. “This, combined with the successful implementation of competitions, such as Cup of Excellence and quality grading programs, such as the Q Auctions, has allowed El Salvador to reclaim its prestige in the marketplace.” To further enhance an already thriving culture, the country is moving forward on the next big step: promotion. “One of our biggest hurdles to overcome is the need to communicate and market our excellent quality coffee in order to put El Salvador’s coffee on the radar of the coffee industry, and to let the industry know its attributes,” says Valiente-Reyes. “Our varieties— bourbon, pacas and pacamara—are rare, and we need to let people know we have them.” To that end, in 2003, The Specialty Coffee

Association of El Salvador was created. The group, which was founded by growers and cooperatives of various sizes, as well as millers and exporters, works to support the production and international marketing and promotion of

El Salvadoran specialty coffees. In addition, they hope to develop a 100 percent bourbon certified seal.

In addition, recently, several coffee growers entered into a coffee and biodiversity program, administered by the local nongovernmental organization SalvaNatura and under the Rainforest Alliance Certification. This sustainable certification works to assist farmers, maintain a habitat for wildlife and provide a sustainable product to the consumer.

El Salvador Coffee at Glance

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- Coffee Arabica: 68 percent bourbon, 29 percent pacas and 3 percent hybrids such as pacamara, caturra and catuai.

- Flavor: characterized by good body and balanced acidity, an excellent sweetness and rich, penetrating aromas.

- Main Growing Regions: Apaneca-Ilamatepec Mountain Range, Central Belt, Chichontepec, Cacahuatique Mountain Range, Tecapa- Chichontepec Mountain Range.

- Elevation: 500 to more than 1,200 meters.

- Farms: an estimated 23,000 growers, 87 percent of which are small farmers with 19 hectares or less.

- Flowering: February–May

- Harves: October–March

- Shipping: December–August

- Processing: majority washed and sun-dried

- Main Buyers: Germany, United States, Belgium, Canada, The Netherlands